Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Series II

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Series II

Supplement dated March 21, 2024 to the product notice dated May 1, 2023

This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Personal Retirement Manager B Share Series II, Personal Retirement Manager C Share Series III, Personal Retirement Manager L Share Series II, Personal Retirement Manager I Share Series II, and Huntington Personal Retirement Manager B Share Series II.

BlackRock Variable Series Funds, Inc. has determined not to proceed with the Reorganization of the BlackRock Capital Appreciation V.I. Fund into the BlackRock Large Cap Focus Growth V.I. Fund.

Effective March 8, 2024, the following update was made to your contract:

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
BlackRock Capital Appreciation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	1.04%*

Effective March 11, 2024, BlackRock International Limited has been added as a subadviser to the BlackRock Global Allocation V.I. Fund.

This supplement should be retained for future reference.

HV-8098